INVEST IN **POSH OUTDOORS, INC.**

Iconic Stays in Nature



posh-outdoors.com Atlanta, GA

Highlights

1. Team of experienced entrepreneurs with a proven track record of building industry leading companies.

2. $12B total addressable North American market

3. Scalable supply chain and an innovative revenue share program to accelerate unit deployments

4. Award winning eco-friendly lodging unit designs

5. Tech centric, labor light + traveler demand + effective revenue management = 50% site level NOI

Featured Investor



Alexander Fuqua
Syndicate Lead

Follow

Invested $50,000 ⓘ

"I have invested in Posh Outdoors, Inc. for a couple of reasons. First, I know one of the principals well (Lee Pritchard). I know of Lee's integrity and business acumen and look forward to watching him in action as Chairman and CFO of Posh. Second, I like the future growth potential in the hospitality business-- especially the organic, outdoor hospitality business. This potential, coupled with management experience/acumen, convinced me to invest."

Our Team



Kevin OBrien CEO

Serial Entrepreneur, as MBA student launched one of the most successful businesses started from SMU business school. Director of New Ventures for $1B subsidiary of Cox Communications



Lee Pritchard Chairman & CFO

Serial entrepreneur specializing in businesses transforming the consumer experience. Founder & CEO of Allconnect - achieved rank of #73 on Inc. 500 and a $100 million exit. Arthur Andersen & Co alum.



Edward Haynes Chief Supply Chain Officer

Modular lodging/glamping structure expert and operator of 2 adjacent, synergistic companies providing Posh with the only fully integrated supply chain and distribution network in modular lodging, delivering cost advantages and rapid unit deployment.



Ben Wolff Board Member

10+ years hospitality founder and executive. Public REIT



hotel exit with Onera Fredericksburg project. McKinsey alum.

Team poised to lead luxury boutique glamping in North America.


INVESTMENT OPPORTUNITY
REG CF SEED ROUND - SCALABLE LUXURY GLAMPING PLATFORM
POSH OUTDOORS
ICONIC STAYS IN NATURE
Q2 2024

PROBLEM: THE LUXURY GLAMPING

PROBLEM: THE LUXURY GLAMPING SEGMENT HAS A MASSIVE SUPPLY SHORTAGE

The luxury glamping market in the USA and Canada has a Total Addressable Market (TAM) of $12.6 billion*, but with only 2,118 units**, there is a staggering 111,066-unit shortage. At the current development rate, supply doesn't catch up to TAM in our lifetime due to substantial planning, zoning, & permitting requirements and local opposition.

$12.6B
Potential Annual Revenue

1.9%
Captured of TAM

*Source: Management Estimates, KOA 2023 Glamping Report
**Source: Sage Advisory Report, 2022


Current Supply
1.9%
Annual Development
0.3%
Total Luxury Glamping Demand
TAM $12.6B / 113,178 Units
Units Needed
97.8%

2

POSH OUTDOORS SOLUTION

Posh Outdoors offers unique, high-end glamping accommodations through a *scalable & asset-light business model*, capitalizing on growing demand for experiential travel.

SCALABLE BUSINESS MODEL TO OVERCOME GROWTH HURDLES & MEET DEMAND

HURDLES & MEET DEMAND

COMPANY & INVESTMENT OVERVIEW

Posh Outdoors has developed a highly scalable platform comprised of (1) a supply chain of turn-key unique, all-season modular glamping units with award winning eco-friendly designs, (2) an innovative revenue share program to partner with outdoor tourism businesses such as wineries, ski resorts, ranches, and existing glamping operators, and (3) a menu of tech-centric, labor-light hospitality and revenue management services.

Investors in the current Posh Regulation CF offering of convertible debt will benefit from the company's scalability and an expected average unlevered yield on cost (UYOC) of approximately 30%, significantly higher than the typical 7–12% range for hotels and apartments. With the first location secured and a large pipeline of other North American locations, Posh Outdoors is poised to rapidly scale its number of keys while avoiding the costs and risks associated with traditional ground-up developments.

3

Information contains forward looking statements. Actual results and future events could differ materially from those anticipated in such statements.

COMPANY POSITIONING

Posh Outdoors has developed a scalable, boutique luxury glamping platform that fills a gap between ultra-luxury glamping resorts ($2,000+ per night) and larger mid-range luxury operators like Autocamp and Under Canvas ($300–$600 per night).

INVESTMENT THESIS

Experiential tourism is surging with 66% of travelers also prioritizing eco-friendly lodging. Yet few immersive eco-friendly lodging retreats exist – amounting to a massive 100,000 unit shortage in North America. Posh Outdoors unique business model enables rapid scaling of eco friendly luxury glamping units.

The build up to this critical moment in this category can be tracked over the last 5–10 years.

2014 | New Era: Airbnb Reaches Mass Market

- Late-stage private equity firm TPG invests $500M at a $10B valuation
- Funding propelled Airbnb into mass market over next 5 years to IPO
- Innovative platform empowered millions to become hospitality entrepreneurs

2017 - 2020 | Birth & Rise of Unique Stay

- Small, entrepreneurial hosts experimented with fresh ideas
- Single-unit, unique outdoor properties began to spring up and catch fire
- COVID19 drove travelers to nature, fueling demand for these unique stays


$750
98%
$190

2021 | Airbnb Takes Notice

- These properties became the most trafficked & demanded on Airbnb
- Airbnb made unique stays a prominent part of its 2021 rebrand
- New marketplace UI pushed unique stays to the top of the list


airbnb
Anywhere
Any week
Add guests
Airbnb your home
Lumberton, Texas
Austin, Texas
Springfield, Missouri
Lumberton, Texas
Cabins
Amazing views
Countryside
A-frames
Treehouses
Tiny homes
Lakefront
Off-the-grid

2021 –2024 | Unique Hospitality Gathers Momentum

- More and more single-unit properties validate the unique stay concept
- A few ambitious developers decide to take this now proven idea to scale
- A new sub-category emerges: *boutique luxury nature hotels*



- Growth is severely limited by permitting, costs, and local opposition
- Biggest brands in the space have faced pushback that halted plans

ISSUES AND CAUSES

AutoCamp withdraws Sedona-area application in response to broad community opposition led by Save Bear Mountain

February 17, 2021 No Comments

sedona.biz

redrocknews.com

'Glamping' site cancels plans after opposition from neighbors 2 min read

By Jon Hecht - November 20, 2019

tentonvalleynews.net

Under Canvas withdraws CUP application

Community Backlash in Key Glamping Markets

2024 – 2030 | New Concepts Needed to Meet Demand

With an estimated shortage of 100,000 units in the luxury glamping category, there is a desperate need for new means & methods of creating these properties that avoids zoning & financing pitfalls.

8

COMPETITIVE ADVANTAGES

In the rapidly evolving glamping industry, Posh Outdoors is positioned as a strategic partner for operators of existing high-end tourism businesses with a need to add unique accommodations to their locations. Traditional ground up glamping developments struggle with multi-year site design, planning, zoning, & permitting efforts in the face of local opposition, plus costly infrastructure and common area investment. The Posh model mitigates these risks and accelerates time to market during this critical 3 to 5 year period for operators to build market share and brand recognition."

Revenue Share Leasing of Glamping Units

- 20-year revenue share partnerships with existing 4-season tourism businesses
- Existing infrastructure, utilities and/or guest amenities speed up process
- Enables rapid deployment of glamping units and diversification across multiple locations
- Revenue share lease agreements generate consistent revenue w/ low overhead
- Material new profit center for Revenue Share Partners within minimal

Material new profit center for Revenue Share Partners within minimal capex

Off-Site Hospitality Management

Most Posh Revenue Share partners incorporate off-site hospitality management through our partners, Oasi. Services include:

- Marketing & Branding
- Social Media Content
- OTA Listing Management
- Direct Booking Optimization
- Guest Communications

By offering these services, Posh Outdoors earns higher revenue share percentages, further enhancing the company's compelling unit economics.

Landowner Benefits

Posh Outdoors empowers its Revenue Share Partners to add unique experiential lodging and more visitors to their existing businesses with minimal upfront costs and minimal impact to existing operations.. This innovative approach not only differentiates Posh Outdoors from its competitors but also positions the company as a catalyst for the sustainable growth and maturation of the luxury glamping market.

By leveraging these advantages, Posh Outdoors can establish a dominant position in the luxury glamping market, by focusing on rapid deployment of glamping units while our competitors entangle themselves with lengthy and expensive land acquisition, site planning, zoning, permitting, and construction of infrastructure and common area amenities already in place on Posh targeted sites.

COMPELLING UNIT ECONOMICS

Posh Outdoors' unique approach to glamping development and operations results in attractive unit economics for both the company and its partners.

This is made possible by Posh's unique blend of:

- Award-winning, modular glamping structures (Tubbo Glass Cabins and DeWaard's Big Oak canvas structure)
- Modular building system that reduces construction time by 80–90%
- Proven social-based revenue management system, maximizing direct bookings
- Revenue share model minimizes capex for infrastructure and common amenities
- Tech-centric, labor-light remote hospitality support

Projected Average Operating Metrics

- ADR: $552
- Occupancy: 75%
- Rev Share Rate: 50%

Posh Outdoors – Unit Economics	Revenue Share Sites
Projected Average Revenues per Unit	$83,900
Less: Posh Direct Variable Expenses	($33,585)
Annual Net Contribution/Unit	$50,316
Contribution Margin	60%
Investment Per Unit	$164,485
Unlevered Payback Period (years)	3.3
Unlevered Yield on Cost (UYOC)	31%

11

Information contains forward looking statements. Actual results and future events could differ materially from those anticipated in such statements.

TARGET LOCATIONS

When evaluating potential partnerships, Posh Outdoors seeks locations that offer:

- Iconic natural settings with stunning landscapes
- Diverse outdoor recreation activities (hiking, skiing, fishing, etc.)
- Proximity to major urban centers and transportation hubs
- Established 4 season high-end tourism businesses on-site
- Existing infrastructure, amenities, and hospitality support available
- Necessary zoning and permitting for glamping operations
- Rev share partners committed to guest experience and eco-friendly practices



Posh Outdoors Big Oak Year-Round "Tent"

FLAGSHIP PROJECT

Skyridge Glamping, Kananaskis, Alberta (near Banff) | Opening Q3 2024



Posh Outdoors has secured a contract for its first revenue share project. Skyridge Glamping is slated to open 20 Posh Outdoors units on an iconic 6.7 acres of Canadian Rockies Crown Land. The opportunity is tied to a 20yr lease with a 30% revenue share.

All units will have ensuite luxury baths & kitchenettes, decks & iconic views. The property and surrounding area offers awe-inspiring views of rugged peaks, glacial waters, and abundant wildlife. The property is a short drive from Calgary and its international airport and is the perfect "base camp" to explore the areas world class hiking, water sports, golf courses, skiing, mountain biking, fishing, and everything in-between – including Banff National Park, recognized as one of the top parks and beautiful areas in the world.



Kananaskis Lake - approximately 10 minutes from Posh Skyridge site

Key Details

- Lease Term: 20yrs
- Unit Count: 20
- Land Size: 6.7 acres
- ADR: $460
- Occupancy: 70%

Timeline

- Q2 2024 - Complete financing & infrastructure
- Q2–Q3 2024 – On-site Unit installation
- Q3 2024 - Projected first guest stays

Financials

- Project Cost: $6 million
- Posh Investment: $2.7M
- Land Partner Equity: $3.3M
- Annual Revenue: $2,400,000
- Deal Terms: 30% Rev Share / 20–year term
- Posh Revenue: $720,000
- Posh NOI: $550,000

Information contains forward looking statements. Actual results and future events could differ materially from those anticipated in such statements.

COMPANY PROJECTED FINANCIALS

With compelling unit economics and a clear path to scale, Posh Outdoors presents an attractive investment opportunity.

As the portfolio grows, Posh Outdoors will be well-positioned to generate shareholder liquidity through a sale or recapitalization with institutional investors seeking exposure to this rapidly growing segment of the hospitality industry. The Company will also evaluate the potential conversion to a private REIT.

Post outdoors income statement forecast	2024	2025	2026	Run Rate Exiting 2026
Number of Revenue Share Unites @ period-end	15	105	285	
Number of Revenue Share Sites @ year-end	1	7	19	
Post Revenue Share Rate	50%	50%	50%	
Avg. Daily Rate (before discounts)	$552	$552	$552	
Occupancy Rate	75%	70%	72%	
RevPAR (before discounts)	$414	$385	$399	
Avg. Stay in nights	2.5	2.5	2.5	
Revenues				
Revenue Share Sites	$858,929	$9,555,450	$32,906,720	$47,248,315
Total Revenues	$858,929	$9,555,450	$32,906,720	$47,248,315
Direct Variable Expenses				
Variable Expenses - % of Revenue	$512,332	$5,387,636	$18,041,524	$25,770,132
Variable Expenses - Per Unit	$74,826	$1,050,451	$4,276,248	$6,086,464
Total Direct Variable Expenses	$587,157	$6,438,086	$22,317,772	$31,856,596
Direct Variable Net Contribution	$271,771	$3,117,363	$10,588,948	$15,391,719
Contribution Margin	32%	33%	32.2%	32.6%
Site Level Fixed & Stepped Costs	$13,664	$147,532	$450,578	$576,092
System-wide Net Contribution	$258,107	$2,969,831	$10,138,370	$14,815,627
	30%	31%	31%	31%
Selling, General & Administrative Expenses	$426,017	$2,461,792	$3,405,950	$3,405,950
EBITDA	$ (167,910)	$508,039	$6,732,420	$11,409,677
	-20%	5%	20%	24%

Information contains forward looking statements. Actual results and future events could differ materially from those anticipated in such statements.

Recent Transactions:

- Live Oak Lake ($7M / 7 Units, source)
- Onera Fredericksburg ($9M / 12 Units, source)

Onera Fredericksburg

A luxury glamping retreat in Texas, exemplifies the success of Posh Outdoors' innovative approach to outdoor hospitality. Guided by Ben Wolff, now serving as a board advisor for Posh Outdoors, Onera Fredericksburg features 12 thoughtfully designed glamping units that blend style, comfort, and natural immersion. By implementing a pioneering social revenue management system, Onera achieved remarkable performance metrics

$700
Avg. Nightly Rate

75%
Direct Bookings



COMP STATISTICS

Project Size	8 acres / 12 units
Avg. Unit Cost	$400,000

Avg. Nightly Rate	$400 - $700 / +$1,000
	Select Dates
Occupancy	85%
Direct Booking Share	85%
Exit Value	$6.7M
Acquirer	Summit Hotels (NYSE: INN)*
Exit Value	$6.7M
Realized Gain	$2.5M
Exit Timeline	14 months

*First institutional acquisition in the category

Join us on our journey to become the leading unique luxury boutique glamping brand in North America

